Filed pursuant to Rule 424(b)(7)
SEC File No. 333-142149

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated April 16, 2007)

3,460,687
Common Shares of Beneficial Interest

Issuable upon Exchange of
First Potomac Realty Investment Limited Partnership
4% Exchangeable Senior Notes due 2011

This prospectus supplement no. 1 supplements and amends the prospectus dated April 16, 2007, relating to the resale from time to time by certain selling shareholders of our common shares of beneficial interest that may be issued upon the exchange or redemption of First Potomac Realty Investment Limited Partnership 4% Exchangeable Senior Notes due 2011. The table beginning on page 14 of the prospectus dated April 16, 2007 to which this prospectus supplement no. 1 relates is hereby amended and restated in its entirety.

You should read this prospectus supplement no. 1 in conjunction with the prospectus. This prospectus supplement no. 1 is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement no. 1 is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement no. 1 supersedes information contained in the prospectus.

Selling shareholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus and any accompanying prospectus supplement any or all of the common shares which we may issue upon the exchange or redemption of the notes.

The following table sets forth information known to us, as of May 10, 2007, with respect to the selling shareholders and the number of common shares that would become beneficially owned by each shareholder should we issue our common shares to such selling shareholder that may be offered pursuant to this prospectus upon the exchange or redemption of the notes. The information is based on information provided by or on behalf of the selling shareholders. The selling shareholders may offer all, or some or none of the common shares which we may issue upon the exchange or redemption of the notes. Because the selling shareholders may offer all or some portion of such shares, we cannot estimate the number of common shares that will be held by the selling shareholders upon termination of any of these sales. In addition, the selling shareholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common shares since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or Securities Act.

The number of common shares issuable upon the exchange or redemption of the notes shown in the table below assumes exchange of the full amount of notes held by each selling shareholder at the maximum exchange rate of 27.6855 common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. This exchange rate is subject to adjustment in certain events. Accordingly, the number of common shares issued upon the exchange or redemption of the notes may increase or decrease from time to time. The number of common shares owned by the other selling shareholders or any future transferee from any such holder assumes that they do not beneficially own any common shares other than the common shares that we may issue to them upon the exchange or redemption of the notes.

Based upon information provided by the selling shareholders, none of the selling shareholders nor any of their affiliates, officers, directors or principal equity holders has held any positions or office or has had any material relationship with us within the past three years, with the exception of Wachovia Capital Markets, LLC, which acted as an initial purchaser in the original issuance of the notes on December 11, 2006 and which is also a lender under our credit facilities and has performed investment banking, commercial banking and advisory services for us and our affiliates in the ordinary course of business.

To the extent any of the selling shareholders identified below are broker-dealers, they may be deemed to be, under interpretations of the staff of the Securities Exchange Commission, “underwriters” within the meaning of the Securities Act.

	Number of		Number of		Number of	Percentage of
	Common Shares		Common Shares		Common Shares	Common Shares
	Beneficially Owned		Beneficially	Number of	Beneficially	Beneficially
	Prior to the		Owned Prior	Common Shares	Owned After	Owned After
Name of Selling Shareholder	Offering		to Offering(1)	Offered(2)	the Offering(2)	the Offering(1)(2)

Absolute Strategies Fund, Forum Funds Trust(3)	13,842		*	13,842	—	*
Black Diamond Convertible Offshore LDC(4)	114,202		*	114,202	—	*
Black Diamond Offshore Ltd.(4)	21,317		*	21,317	—	*
Credit Suisse Securities (USA) LLC(5)	55,371		*	55,371	—	*
DBAG London(6)	491,694		1.99%	491,694	—	*
Deutsche Bank Securities Inc.(6)	152,270		*	152,270	—	*
Double Black Diamond Offshore LDC(4)	169,019		*	169,019	—	*
GLG Market Neutral Fund(7)	276,855		1.13%	276,855	—	*
Grace Convertible Arbitrage Fund Ltd.	110,742		*	110,742	—	*
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Fund	19,379		*	19,379	—	*
JMG Capital Partners, L.P.(8)	297,619		1.21%	297,619	—	*
JMG Triton Offshore Fund, Ltd.(9)	297,619		1.21%	297,619	—	*
KBC Financial Products USA Inc.(10)	152,270		*	152,270	—	*
LDG Limited	7,170		*	7,170	—	*
Mohican VCA Master Fund, Ltd.(11)	62,292		*	62,292	—	*
Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund(12)	27,685		*	27,685	—	*
Polygon Global Opportunities Master Fund(13)	69,213		*	69,213	—	*
Quattro Fund Ltd.(12)	210,409		*	210,409	—	*
Quattro Multistrategy Masterfund LP	19,379		*	19,379	—	*
Redbourn Partners Ltd.	55,371		*	55,371	—	*
Retail Clerks Pension Trust #2	27,685		*	27,685	—	*
Royal Bank of Canada(14)	152,270		*	152,270	—	*
T. Rowe Price Small-Cap Value Fund, Inc.(15)	418,327	(16)	1.72%	138,427	279,900	1.16%
Tamalpais Asset Management L.P.	27,685		*	27,685	—	*
TQA Master Fund, Ltd.(17)	45,957		*	45,957	—	*

	Number of	Number of		Number of	Percentage of
	Common Shares	Common Shares		Common Shares	Common Shares
	Beneficially Owned	Beneficially	Number of	Beneficially	Beneficially
	Prior to the	Owned Prior	Common Shares	Owned After	Owned After
Name of Selling Shareholder	Offering	to Offering(1)	Offered(2)	the Offering(2)	the Offering(1)(2)

TQA Master Plus Fund, Ltd.(17)	26,301	*	26,301	—	*
Vici’s Capital Master Fund(18)	179,955	*	179,955	—	*
Wachovia Capital Markets LLC(19)	85,825	*	85,825	—	*
Waterstone Market Neutral Mac 51, Ltd.(20)	39,479	*	39,479	—	*
Waterstone Market Neutral Master Fund, Ltd.(20)	71,262	*	71,262	—	*
Zurich Institutional Benchmarks Master Fund, Ltd., c/o TQA Investors, LLC(17)	17,469	*	17,469	—	*
Any other holder of common shares issuable upon exchange of the notes or future transferee, pledgee, donee or successor of any holder	24,654	*	24,654	—	*

TOTAL (21)	3,740,587	13.52%	3,460,687	279,900	1.01%

*	Less than 1%

(1)	Based on a total of 24,212,004 common shares outstanding as of May 10, 2007. In calculating this amount for each selling shareholder, we treated as outstanding the number of common shares in exchange for or on redemption of all that selling shareholder’s notes, but we did not assume conversion of any other selling shareholder’s notes.

(2)	Assumes the selling shareholder sells all common shares offered by the selling shareholders pursuant to this prospectus.

(3)	The selling shareholder is managed by Mohican Financial Management, which is controlled by Eric Hage.

(4)	The selling shareholder is controlled by Clint D. Carlson.

(5)	Credit Suisse Securities (USA) LLC is a registered broker-dealer.

(6)	DBAG London is an affiliate of Deutsche Bank Securities Inc., which is a registered broker-dealer.

(7)	GLG Market Neutral Fund is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the fund and has voting and dispositive power over the securities held by the fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanual Roman and, as a result, each has voting and dispositive power over the securities held by the fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanual Roman disclaim beneficial ownership of the securities held by the fund, except for the pecuniary interest therein.

(8)	JMG Capital Partners, L.P. (JMG Partners) is a California limited partnership. Its general partner is JMG Capital Management, LLC, or the manager, a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Partners’ investments. The equity interests of the manager are owned by JMG Capital Management, Inc., or JMG Capital, a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the executive officer and director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.

(9)	JMG Triton Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company that has voting and dispositive power over the fund’s investments. The equity interests of the investment manager are owned by Pacific Capital Management, Inc., a California corporation, or Pacific and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the fund’s portfolio holdings.

(10)	KBC Financial Products USA Inc. is a registered broker-dealer. The securities are under the total control of KBC Financial Products USA Inc. KBC Financial Products USA Inc. is a direct wholly-owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Group N.V., a publicly traded entity.

(11)	Controlled by Eric Hage and Daniel Hage.

(12)	The selling shareholder is controlled by Andrew Kaplan, Brian Swain and Louis Napoli.

(13)	Polygon Investment Partner LLP and Polygon Investment Partners LP, Polygon Investments Ltd., Alexander E. Jackson, Reade E. Griffith, and Patrick G. G. Dear share voting and dispositive power of the securities held by Polygon Global Opportunities Master Fund. Polygon Investment Partners LP, Polygon Investments Ltd., Alexander E. Jackson, Reade E. Griffith, and Patrick G. G. Dear disclaim beneficial ownership of the securities held by Polygon Global Opportunities Master Fund.

(14)	Owns 100% of RBC Capital Markets Corp., a registered broker-dealer.

(15)	T. Rowe Price Investment Services, Inc., or TRPIS, a registered broker-dealer, is a subsidiary of T. Rowe Price Associates, Inc., the investment to T. Rowe Price Small-Cap Value Fund, Inc. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter of shares of the T. Rowe Price Small-Cap Value Fund, Inc., as well as other funds in the T. Rowe Price fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities.

(16)	Includes 279,900 common shares held as of December 13, 2006.

(17)	The selling shareholder is controlled by TQA Investors, LLC, whose principals are Robert Butman, Paul Bucci, D.J. Langis, Andrew Anderson, George Esser, and Bartholomew Tesoriero.

(18)	Vici’s Capital LLC is the investment manager of the selling shareholder. Vici’s Capital LLC is controlled by Shad Stastney, John Succo and Sky Lucas, each of whom disclaim beneficial ownership of the securities.

(19)	Wachovia Capital Markets, LLC is a registered broker-dealer.

(20)	The entity is controlled by Waterstone Asset Management, LLC, which is controlled by Shawn Bergerson.

(21)	Additional selling shareholders not named in this prospectus will not be able to use this prospectus for resales until they are named in the selling shareholder table by prospectus supplement or post-effective amendment. Transferees, successors and donees of identified selling shareholders will not be able to use this prospectus for resales until they are named in the selling shareholders table by prospectus supplement or post-effective amendment. If required, we will add transferees, successors and donees by prospectus supplement in instances where the transferee, successor or donee has acquired its shares from holders named in this prospectus after the effective date of this prospectus.

You should consider the risks that we have described in “Risk Factors” beginning on page 2 of the prospectus and included in our periodic reports and other information that we file with the Securities and Exchange Commission before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement no. 1 are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 1 is June 1, 2007.